UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

SFN Group, Inc.

(Name of Subject Company)

SFN Group, Inc.

(Name of Persons Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

784153108

(CUSIP Number of Class of Securities)

Thad Florence

Vice President Legal & Corporate Secretary

SFN Group, Inc.

2050 Spectrum Boulevard

Fort Lauderdale, Florida 33309

(954) 308-7600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

Timothy Mann, Jr., Esq.

Jones Day

1420 Peachtree, N.E.

Atlanta, Georgia 30309-3053

(404) 581-3939

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2011 (as amended or supplemented from time to time, the “Statement”) by SFN Group, Inc., a Delaware corporation (the “Company”).

The Statement relates to the cash tender offer by Cosmo Delaware Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Randstad North America, L.P., a Delaware limited partnership (“Parent”), disclosed in the Tender Offer Statement filed under cover of Schedule TO, dated August 1, 2011 and filed with the SEC by Purchaser and Parent, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), other than Shares owned by Parent and Purchaser, at a purchase price of $14.00 per Share to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2011, and in the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 4.  Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Statement.

Item 8.  Additional Information.

Item 8 of the Statement is hereby amended by inserting the following:

Expiration of Initial Offering Period; Intent to Consummate Back-End Merger

“The Offer and withdrawal rights expired at 5:00 pm, New York City time, on Monday, August 29, 2011.  Computershare Trust Company, N.A., the depositary for the Offer, has advised that, as of the expiration time, an aggregate of 44,587,227 Shares (not including approximately 1,483,883 Shares subject to guarantees of delivery) were validly tendered and not withdrawn, representing approximately 88.6% of the total outstanding Shares.  Therefore, the Minimum Condition (as described in the Offer to Purchase) has been satisfied.  All Shares that were validly tendered and not properly withdrawn will be accepted for purchase by the Purchaser.  The Purchaser will pay for such Shares at the Offer Price on or about September 2, 2011 (the “Closing Date”).

If fewer than 686,909 of the Shares subject to guaranteed delivery are delivered prior to the Closing Date, the Purchaser intends to exercise the Top-Up Option to purchase directly from the Company an additional number of Shares sufficient (when combined with the Shares purchased by the Purchaser in the Offer) to give the Purchaser ownership of at least one Share more than 90% of the outstanding Shares at a price of $14.00 per Share, pursuant to the terms of the Merger Agreement.

Parent intends to cause the Purchaser and the Company to consummate the Merger.  In accordance with the Merger Agreement, the Purchaser will be merged with and into the Company with the Company continuing as the Surviving Corporation and as a direct wholly owned subsidiary of Parent.  At the Effective Time of the Merger, each Share outstanding immediately prior to the Effective Time (other than Shares held (i) in the treasury of the Company or by the Company’s subsidiaries or Purchaser, Randstad or any other direct or indirect wholly owned subsidiary of Randstad, which Shares shall be canceled and shall cease to exist, or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be converted into the right to receive $14.00 per Share in cash, without interest and less any applicable withholding taxes, which is the same amount per Share that was paid in the Offer.  Following the Merger, the Shares will cease to be traded on the New York Stock Exchange.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2011

SFN GROUP, INC.

By:	/s/ MARK W. SMITH
Name:	Mark W. Smith
Title:	Executive Vice President and Chief Financial Officer

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